FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
the Securities Exchange Act of 1934

For the month of April, 2002

Wheaton River Minerals Ltd.
(Translation of registrant's name into English)

1500 - 700 West Pender St., Vancouver, BC V6C 1G8 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ___________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

13434-1 Form 6-K.doc

On April 24, 2002, Wheaton River Minerals Ltd. (WRM: TSE) announced that it had entered into an agreement to acquire all of the outstanding shares of Minas Luismin, S.A. de C.V., one of Mexico's largest producers of gold and silver. The press release with respect to this matter is attached as an exhibit to this Form 6-K and incorporated herein by reference.

Exhibit Index

99.1 Press Release, dated April 24, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this repon to be signed on its behalf by the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: April 24, 2002

By: D. Price
Name: Derek Price
Title: Vice President Finance and
Chief Financial Officer

NEWS RELEASE

WHEATON RIVER MINERALS LTD.

1500 – 700 West Pender St., Vancouver, BC V6C 1G8 Ph: (604) 684-9648 Fax: (604) 684-3123

FOR IMMEDIATE RELEASE
April 24, 2002

Toronto Stock Exchange: WRM

WHEATON RIVER TO ACQUIRE INTERMEDIATE GOLD/SILVER PRODUCER

Wheaton River Minerals Ltd. (WRM: TSE) announced today that it has entered into an agreement to acquire all of the outstanding shares of Minas Luismin, S.A. de C.V., one of Mexico's largest producers of gold and silver. This acquisition will result in Wheaton becoming an intermediate gold and silver producer with Luismin's 2002 production expected to exceed 183,000 gold equivalent ounces at a cash cost of approximately US$195 per ounce.

Luismin owns three mining operations that have produced over 1.5 million gold equivalent ounces since 1991. Production in 2001 totalled 98,000 ounces of gold and 5.75 million ounces of silver (190,600 gold equivalent ounces at a cash cost of US$198 per ounce), making it the third largest producer of silver and second largest producer of gold in Mexico.

Luismin has proven and probable mineral reserves of 0.86 million gold equivalent ounces and mineral resources of 3.8 million gold equivalent ounces of which approximately 41% is gold. Over the past ten years Luismin has converted more than 80% of their mineral resources to mineral reserves. In addition to the operating mines, Wheaton is also acquiring a select portfolio of over 40 exploration projects located in prospective geological regions of Mexico.

Under the agreement, Wheaton will acquire Luismin from a subsidiary of SANLUIS Corporacion, S.A. de C.V. in exchange for a consideration of US$75 million in cash (some of which may be deferred), of which it is anticipated that US$20 million will be bank financed to replace an existing Luismin banking facility, and US$7.5 million in common shares of Wheaton which will be issued at a 25% premium to the market price. An additional Silver Price Adjustment Payment of US$7.5 million in Wheaton common shares will be paid if the price of silver averages US$5 or more over a period of 60 consecutive trading days during the 24 months following completion of the transaction.

Completion of the Luismin acquisition is subject to a number of conditions and consents including Wheaton obtaining all requisite regulatory approvals and raising the required funds. At the present time Wheaton has US$20 million in cash and marketable securities. An investment banking syndicate lead by Griffiths McBurney & Partners and including BMO Nesbitt Burns Inc., Canaccord Capital Corporation and Haywood Securities Inc. will assist in a special warrant equity financing. The Company expects that the transaction will close about the middle of June 2002.

Following the closing Antonio Madero, the Chairman and CEO of SANLUIS and Eduardo Luna, the President of Luismin will join the Board of Directors of Wheaton. Mr. Luna will continue in his current role and will become an executive of Wheaton, based in Mexico.

Antonio Madero is a mining engineer and a graduate of the Harvard Graduate School of Business. He serves as a Director of numerous corporate and cultural organizations including Deere and Company, ING Mexico, Grupo Mexico and Scotiabank Inverlat. He is also a member of the International Advisory Board of J.P. Morgan Chase Inc. of New York.

Eduardo Luna is a mining engineer, President of the Mexican Mining Chamber and a former President of the Silver Institute. He has led Luismin for the past ten years as production and reserves have more than doubled.

"We welcome both Antonio Madero and Eduardo Luna to our Board and look forward to working with them to expand the great mining company that they have created" said Ian Telfer Chairman and CEO of Wheaton.

"This is a great day for the shareholders," Mr. Telfer added. "Our shareholders have waited patiently for the past six months and I trust it has been worth the wait. We were fortunate to be able to acquire a low cost gold and silver producer with a large reserve and resource base, a strong experienced management team and significant potential for growth.

"Over the past six months we have raised cash and disposed of certain development properties in preparation for an acquisition. Over the next five years we expect to increase annual production to over 250,000 gold equivalent ounces per year and make improvements that will result in cash costs declining to less than US$170 per ounce. We are also very excited about a number of the exploration properties that are well advanced. The acquisition of Luismin is the first of a series of acquisitions designed to create a new mid-sized gold mining company focussed on increasing production, reserves and cash flow."

"I am very pleased about this transaction and I am looking forward to joining the Board of Wheaton," said Antonio Madero. "The combination of their technical track record and financial expertise makes them a perfect partner for Luismin."

Pierre Lassonde, President of Newmont Mining Corp., and a member of the Wheaton Advisory Board commented "I am pleased that management was able to acquire such a high quality, long life asset at what I believe is the early stage of a prolonged rally in the price of gold."

In addition to Griffiths McBurney & Partners, Wheaton was also advised by Roman Friedrich and Company and Endeavour Financial. SANLUIS was advised by Rothschild Inc.

The 860,000 gold equivalent ounces of mineral reserves are comprised of (i) approximately 224,000 gold ounces and 13.7 million silver ounces of proven reserves, and (ii) approximately 180,000 gold ounces and 16.6 million silver ounces of probable reserves. The 3.8 million gold equivalent ounces of mineral resources are comprised of approximately 1.5 million gold ounces and 152 million silver ounces of inferred mineral resources. The mineral resource and mineral reserve estimates are as of December 31, 2001. Mineral reserves and mineral resources are calculated using conventional block estimation techniques. Gold and silver prices for the mineral reserve calculation are US$271/oz. and US$4.37/oz., respectively. The cut off grades are based upon historical metal recovery for each mine together with current operating costs of US$45/t at Tayoltita, US$44/t at Santa Rita, US$48/t at San Antonio, US$22/t at San Martin and US$57/t at La Guitarra. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Velasquez Spring, P.Eng., Senior Geologist, Watts, Griffis & McOuat Limited, a "qualified person" within the meaning of National Instrument 43-101 of the Canadian Securities Administrators, has checked the information provided during visits to the mines and data room and reviewed it for adequacy and completeness.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates, the timing of the development of new deposits, the Company's hedging practices, permitting time lines, and the timing and possible outcome of pending litigation involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in the Annual Information Form and in the Form 20-F as on file with the Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact Vanguard Shareholder Solutions at 1-800-567-6223 (e-mail: ir@vanguardsolutions.ca) or visit www.wheatonriver.com.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.